Mail Stop 3561

August 5, 2005

Ely Schless, Chief Executive Officer
Electric Moto Corporation
3165 East Main Street
Ashland, Oregon 97520

> **RE:** **Electric Moto Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-124012**
> **Amendment Filed: July 6, 2005**

Dear Mr. Schless:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the file number for your registration statement is 333-124012. The number noted in our comment letter dated May 13, 2005 was incorrect.

2. We reissue our prior comment 2. Please provide the disclosure required by Item 510 of Regulation S-B in the prospectus.

Prospectus Cover Page

3. To what other "recognized exchange" are you referring when you disclose that the selling shareholders will sell at a price of $.03 per share until the "shares are quoted on the OTC Bulletin Board (or any other recognized exchange)." We may have further comment.

4. Limit your disclosure to only that information required by Item 501 of Regulation S-B. We specifically refer you to disclosure referencing the proceeds of the sale of shares by selling shareholders and the intent to apply for quotation on the OTC Bulletin Board. Please also note that the prospectus cover page should be limited to one page. See Item 501(a) of Regulation S-B.

About Us, page 1

5. We reissue our prior comment 8. Please disclose the purpose of the Dorado Capital Ventures, Inc. / Electric Moto combination. The disclosure does not appear in the summary or the business section as requested in our previous comment.

Risk Factors, page 2

6. We note your revisions in response to our prior comment 12 and that you have not provided a complete list of risk factors but have, instead, provided all "material" risks. We do not understand your disclosure.

7. We reissue our prior comment 13. Add risk factors that fully cover the risks associated with your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. For example, you should add a risk factor addressing the company's need for additional capital. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should be moved to an appropriate place later in the prospectus. Your 'Penny stock' risk factor appears to be generic in nature. Please revise your risk factor section, as appropriate, to address all material risks.

8. Please update your third risk factor to the date of your latest interim financial statements. Also revise to indicate your amount of working capital as of that date.

9. In the sixth risk factor, please remove the term "accurate."

Management's Discussion and Analysis, page 7

10. We note the company's response to our prior comment 19 and we reissue the company. Explain why you seek to register a selling shareholder offering rather than a primary offering wherein you may be able to raise capital to support your operations.

11. We reissue our prior comment 22 noting that you have not made any revisions in response to our prior comment. Given your limited operating history and generation of revenues, the company is required to provide a detailed plan of operation for the next 12 months. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with <u>comprehensive</u> disclosure of the direction in which you plan to take your company in the next twelve months of operation. Given that there is so little context to your discussion of your operations, we ask that you revise your disclosure so that a potential investor may clearly understand the concept of your business and how you intend to sustain meaningful operations. You should provide as much background as necessary while ensuring that your disclosure is not repetitive of information appearing elsewhere in the prospectus. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. We may have additional comment after reviewing your revised disclosure.

12. We note you refer to Electric Moto Corporation as the "Company" in your prospectus. The term "Company" is a vague and abstract term. Use your actual company name, a shortened version of it, or the pronoun "we" or "us" throughout your document to refer to your company.

13. We note your statement that you have developed "two working prototypes of a hybrid drive system … these future additions to our product line have not, to date, impacted our development budget or business operations." Clarify why the development of these drive systems did not impact your budget.

Critical Accounting Policy, page 8

14. We read your response to comment 20; however, we do not see where you have sufficiently disclosed your policy for sales returns. Your disclosure here merely states that you do not assess returns of products or levels of inventory. Your disclosure in Note 1 Summary of Significant Accounting Policies under Revenue Recognition however, states that revenue is presented net of returns. Therefore, we are reissuing comment 20, in part. Please disclose your policy for product returns and allowances and revise your critical accounting policies and estimates (page 8) <u>to identify the methodology</u> and <u>significant estimates</u>

used by management in the revenue recognition process. Your critical accounting policy should explain how you assess returns of your products, and your assessment of levels of inventory in the distribution channel.

Business Strategy, page 8

15. Add disclosure clarifying the fact that you have no distribution system presently assembled.

Results of Operations, page 9

16. We read your response to comment 30; however we do not see where you have sufficiently disclosed and quantified the material activities that generate income statement variances between periods. Therefore we are reissuing comment 30. Please revise your revenue and expense discussion to describe and quantify underlying material activities that generate income statement variances between periods (*e.g.*, discuss unit sales (and cost of sales) in 2004 versus 2003), including expected future trends. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts (*e.g.*, discuss the components of SG&A and explain the material changes and the related causal factors). Please ensure to include a separate discussion comparing your interim periods presented in the financial statements (*i.e.*, March 31, 2005 compared to March 31, 2004).

Liquidity and Capital Resources, page 9

17. Expand the disclosure relating to material cash flows from operating, investing and financing activities using information from the statement of cash flows for all periods.

18. We reissue our prior comment 33. Clarify whether the company has any internal or external sources of liquidity.

Business – Our Company, page 10

19. We reissue our prior comment 45. While refraining from using overly technical language, expand the disclosure relating to the Blade, as this bike appears to be the only product currently available.

Dependence on Customers, page 11

20. We note your statement that "we have sold 2 pallets of 4 cycles each in Europe through one customer, with whom we may engage in a distribution agreement in the future, but the agreement is not material as of the date of this filing." Please clarify whether you have a distribution agreement with the customer.

Advise us why the agreement is not material and provide us with a copy of the agreement.

Research and Development, page 12

21. Please indicate the costs associated with the 15% labor effort in your fiscal 2004 research and development.

History of Our Electric and Hybrid Vehicles, page 13

22. Advise us why the disclosure regarding the history of your electric and hybrid vehicles is relevant when these products have been discontinued and are not available for sale to the public. We may have further comment.

Marketing and Sales, page 17

23. Please provide a basis for your statement that "demand grows annually for environmentally responsible and more fuel efficient recreational vehicles."

Distribution, page 17

24. Explain how you intend to establish the distribution and dealer network.

25. Tell us why you removed the disclosure referencing ConnecTech and your strategic alliance with that entity. We may have further comment.

Promotion, page 17

26. Clarify whether you have a formal agreement with Mr. Wyatt to serve as your spokesperson. We may have further comment.

Consulting Agreements, page 18

27. Add disclosure addressing the material terms, financial and otherwise, of your agreements with Noah Clark and Paul Giarmoleo.

28. Add disclosure addressing the material terms of your consulting agreement with Jeff Knepp.

29. We note disclosure stating "add language on natural ventures agreement." We do not understand this disclosure. Revise or advise.

30. We reissue our prior comment 75. Please file the consulting agreement with Natural Ventures and disclose the material terms of the consulting agreement.

Legal Proceeding, page 19

31. We note your statement "we do not believe that any director, officer, or affiliate, any owner … is a party adverse to use or has a material interest adverse to us." The company is in a position to know whether they are a party to a proceeding adverse to the company. Please revise as appropriate.

Directors and Executive Officers, page 19

32. We note that Krista Johnson is employed as office manager of the company. Please advise us whether Krista Johnson is expected to make a significant contribution to the company's business. If so, provide the disclosure required by Item 401 of Regulation S-B regarding Krista Johnson.

Compensation of Directors, page 21

33. We note your statement that "directors are permitted to receive fixed fees and other compensation for their services as directors." Please clarify whether the company has set any fees or other compensation for director services to date.

Selling Shareholders, page 22

34. We note your revisions in response to our prior comment 78. Tell us whether Mr. Knepp acquired his securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.

35. We note that you indicate the number of shares of common stock owned prior to the offering. We also note that Abbie Zands/35216 Yukon, Kenneth Bornstein, Noah Clark, Paul Giarmoleo, Jeff Knepp, Natural Venture, and John and Judith Polli own options convertible into shares of common stock. It appears that the shares underlying the convertible options should be reflected in the number of shares of common stock owned prior to the offering. Revise as appropriate or advise us why the column does not need to reflect the shares underlying the options.

Certain Relationships and Related Transactions, page 26

36. Briefly expand your disclosure to further indicate the services provided by Jeff Knepp in connection with "marketing and general business consulting."

Description of Securities, page 26

37. We note your response to 86. Please revise to attribute these statements to counsel and file counsel's consent to be named in this section.

Financial Statements

Financial Statements for the year ended December 31, 2004

Statements of Operations

38. We have reviewed your Statement of Operations and it does not appear that you have addressed the presentation of non-cash compensation appropriately; therefore we are reissuing our initial comment 88. We noted your disclosure of non cash stock compensation as a single line item in the statement of operations. Please revise your presentation to either:

- parenthetically note with the appropriate line item, the amount of equity-related charge that is included in that line item and remove the separate classification for the non-cash charge; **or**
- parenthetically note the amount of the non-cash stock compensation excluded from a particular line item, for example, SG&A (exclusive of non-cash stock compensation, shown below).

39. Disclose the significant components of selling, general and administrative expense on the face of the statement of operations or in a note thereto.

Notes to Financial Statements

Note 1. Revenue Recognition

40. We have reviewed your financial statements and it does not appear that the company addressed comment 89; therefore the comment is being reissued. Your disclosure states that in general you recorded revenue when persuasive evidence of an arrangement exists…. Please tell us what other methods you use to recognize revenue, and how your accounting treatment complies with GAAP.

41. We read your response to comment 87 stating that you do not generate revenue from services. Please clarify if your vehicles are sold with warranties or maintenance contracts, and if so, who performs maintenance and repairs on these vehicles. If applicable, tell us and disclose how you account warranty and maintenance contracts.

Note 3. Stockholders' Equity

42. We noted your response to comment 92 and your additional disclosure of 350,000 shares of restricted common stock issued in 2004 for services in Item 26 (Recent Sale of Unregistered Securities on II-3). It still appears that only 2,250,000 shares are being disclosed in Item 26 compared to 2,260,000 shares disclosed here. Please revise accordingly.

Interim Financial Statements for the three months ended March 31, 2005

Notes to Financial Statements

Note 6. Subsequent Events

43. We noted that you issued 180,000 shares of common stock subsequent to March 31, 2005 that were subscribed to in your November 2004 private placement. It does not appear that the subscription was recorded at December 31, 2004. Please clarify and revise if necessary.

Other

44. Please advise your independent accountant to revise their consent to include reference only those financial statements that are included in the registration statement.

Part II – Information Not Required in Prospectus

Exhibits

45. We note your statement in the Anslow & Jaclin, LLP legality opinion that the "shares of common stock to be offered pursuant to the Registration Statement and sold by the selling shareholders have been duly authorized and are legally issued, fully paid and non-assessable." We do not understand your statement that the shares underlying the options are currently legally issued. Revise you legality opinion as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard Anslow, Esq.
    (732) 577-1188